United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

LIVECARE, INC.
Exact name of issuer as specified in the issuer’s charter

Delaware	83-1151012	8082
Jurisdiction of incorporation/organization	I.R.S. Employer Identification Number	(Primary Standard Industrial Classification Code Number)

1500 East Venice Ave, Unit #411, Venice FL 94292

Address of principal executive offices

(941) 225-6699

Telephone number

Item 4. Changes in Issuer’s Certifying Accountant

a)        Previous Independent Registered Public Accounting Firm

On January 14, 2022, Livecare, Inc. (the “Company”) dismissed MaloneBailey, LLP as its independent registered public accounting firm. The Company’s Board of Directors approved the decision to change its independent registered public accounting firm.

b) Engagement of New Independent Registered Public Accounting Firm

On January 14, 2022 (the “Engagement Date”), the Company engaged TAAD LLP (“TAAD “) as its independent registered public accounting firm for the Company’s fiscal year ended December 31, 2021. The decision to engage TAAD as the Company’s independent registered public accounting firm was approved by the Company’s Board of Directors.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVECARE, INC.

/s/ Max Rockwell

President and CEO

January 18, 2022